                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                 SCHEDULE 14D-1
                                (Amendment No. 1)


               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    SCOTTSDALE LAND TRUST LIMITED PARTNERSHIP
                            (Name of Subject Company)

                             SV FAIRFIELD II, L.L.C.
                            SCG INVESTORS II, L.L.C.
                                    (Bidders)

                     ASSIGNED LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    400749107
                      (CUSIP Number of Class of Securities)

                              JUDITH D. FRYER, ESQ.
                           GREENBERG, TRAURIG, HOFFMAN
                             LIPOFF, ROSEN & QUENTEL
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 801-9200
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                            CALCULATION OF FILING FEE

================================================================================
TRANSACTION VALUATION(*)                                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
$9,000,000                                                          $1,800
================================================================================


(*) For purposes of calculating the filing fee only. This amount assumes the purchase of 22,500 units of Assigned Limited Partnership Interests ("Units") of the subject company at $400 in cash per Unit.

|X| CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:                                                   $1,800

Filing Party:                                            SV Fairfield II, L.L.C.

Form or Registration No.:               Tender Offer Statement on Schedule 14D-1

Date Filed:                                                    November 22, 1996

                        (CONTINUED ON FOLLOWING PAGE(S))


                               (Page 1 of 5 pages)

CUSIP NO.    400749107               14D-1                   PAGE 2 OF 5 PAGES


(1)      Names of Reporting Persons              SV FAIRFIELD II, L.L.C.
                                    -------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons      06-1439119
                                                            --------------------

(2)      Check the Appropriate Box if a Member of a Group              (a)   [ ]
                                                                       (b)   [ ]


(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds                 AF;WC
                        --------------------------------------------------------

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]


(6)      Citizenship or Place of Organization            CONNECTICUT
                                              ----------------------------------

(7)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                         0 UNITS
               -----------------------------------------------------------------

(8)      Check if the Aggregate Amount in Row (7) Excludes Certain Shares    [ ]


(9)      Percent of Class Represented by Amount in Row (7)         0.0%
                                                          ----------------------

(10)     Type of Reporting Person                             OO
                                 -----------------------------------------------



                               (Page 2 of 5 pages)

CUSIP NO.    400749107               14D-1                     PAGE 3 OF 5 PAGES


(1)      Names of Reporting Persons              SCG INVESTORS II, L.L.C.
                                    -------------------------------------------

         S.S. or I.R.S. Identification Nos. of Above Persons      06-1461827
                                                            --------------------

(2)      Check the Appropriate Box if a Member of a Group              (a)   [ ]
                                                                       (b)   [ ]


(3)      SEC Use Only
                     -----------------------------------------------------------

(4)      Source of Funds                 AF;WC
                        --------------------------------------------------------

(5)      Check Box if Disclosure of Legal Proceedings is Required Pursuant
         to Items 2(e) or 2(f)                                               [ ]


(6)      Citizenship or Place of Organization            CONNECTICUT
                                              ----------------------------------

(7)      Aggregate Amount Beneficially Owned by Each Reporting
         Person                         0 UNITS
               -----------------------------------------------------------------

(8)      Check if the Aggregate Amount in Row (7) Excludes Certain Shares    [ ]


(9)      Percent of Class Represented by Amount in Row (7)         0.0%
                                                          ----------------------

(10)     Type of Reporting Person                             OO
                                 -----------------------------------------------




                               (Page 3 of 5 pages)

           AMENDMENT NO. 1 TO TENDER OFFER STATEMENT ON SCHEDULE 14D-1

                  This Amendment No. 1 amends Items 2, 10 and 11 of the Tender Offer Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") of SV Fairfield II, L.L.C., a Connecticut limited liability company (the "Purchaser"), filed with the Securities and Exchange Commission on November 22, 1996, relating to a tender offer by the Purchaser for up to 22,500 units of assigned limited partnership interests (the "Units") of Scottsdale Land Trust Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $400 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 1996, of the Purchaser (the "Offer to Purchase"), and in the related Assignment of Limited Partnership Units, as each may be supplemented or amended from time to time (which together constitute the "Offer"), to include the information set forth below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-1 and the Offer to Purchase.


ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby supplemented and amended to add as a co-bidder SCG Investors II, L.L.C., a Connecticut limited liability company, which serves as the managing member of the Purchaser.


ITEM 10. ADDITIONAL INFORMATION.

         Item 10(f) is hereby supplemented and amended as follows:

         The information set forth in the Letter to Unitholders, dated December 18, 1996, and the Supplement to the Offer to Purchase, dated December 18, 1996, which are attached hereto as Exhibits 99.(a)(4) and (a)(5), respectively, is incorporated herein by reference.


ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby supplemented and amended by adding the following, copies of which are attached hereto as Exhibits:

         99.(A)(4) Letter to Unitholders, dated December 18, 1996.

         99.(A)(5) Supplement to Offer to Purchase, dated December 18, 1996.

         99.(A)(6) Form of Press Release to be issued in connection with the extension of the Offer.


                               (Page 4 of 5 pages)

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 18, 1996.          SV FAIRFIELD II, L.L.C.
                                     (BIDDER)

                                      By:    SCG INVESTORS II, L.L.C.
                                         ---------------------------------------
                                           (Managing Member)


                                     By:    /s/ Barry S. Sternlicht
                                         ---------------------------------------
                                            Barry S. Sternlicht, Managing Member


                                     SCG INVESTORS II, L.L.C.
                                     (BIDDER)

                                     By:    /s/ Barry S. Sternlicht
                                         ---------------------------------------
                                            Barry S. Sternlicht, Managing Member





                               (Page 5 of 5 pages)

                                  EXHIBIT INDEX




EXHIBITS      DESCRIPTION                                                   PAGE

99.(a)(4)     Letter to Unitholders, dated December 18, 1996.

99.(a)(5)     Supplement to Offer to Purchase, dated December 18, 1996.

99.(a)(6)     Form of Press Release to be issued in connection with the
              extension of the Offer.